PD 3/27


SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH, D.C.
161

SECURITI



07005121

ANNU.

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1717 Capital Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Continental Drive
(No. and Street)

Newark (City) DE (State) 19713-4329 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Greene (614) 854-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LP Suite 500
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard (Address) Columbus (City) Ohio (State) 43215-2568 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JERRY GREENE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1717 CAPITAL MANAGEMENT COMPANY, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP / Chief Financial Officer
Title

Notary Public

HELMUT P. WELKER
Notary Public, State of Ohio
My Commission Expires 10/6/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




PROCESSING
RECEIVED
SEC MAIL
MAR - 1 2007
SECTION
151
WASH. D.C.

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2006



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
1717 Capital Management Company:

We have audited the accompanying statement of financial condition of 1717 Capital Management Company (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in those financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1717 Capital Management Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2007

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006

Assets	
Cash and cash equivalents	$ 14,421,932
Receivables:	
Investment companies	2,609,400
Brokers and dealers	363,469
Other receivables	220,991
	3,193,860
Intangible asset, (net of accumulated amortization of $1,208,000)	2,892,000
Prepaid expenses and other	552,054
Deferred tax asset	2,648,277
Clearing organization deposit	65,195
Total assets	$ 23,773,318
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to affiliates	$ 5,108,512
Sales commissions and related bonuses payable	2,842,779
Accounts payable and accrued expenses	5,232,889
Total liabilities	13,184,180
Contingencies - Note 9	
Stockholder's equity:	
Capital stock, $1 par value, authorized 5,000 shares; issued and outstanding, 2,295 shares	2,295
Capital contributed in excess of par value	23,061,430
Accumulated deficit	(12,474,587)
Net stockholder's equity	10,589,138
Total liabilities and stockholder's equity	$ 23,773,318

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

Revenues	
Revenue from sales of variable products of affiliates	$ 32,689,469
Revenue from sales of commissionable securities	18,961,892
Investment advisory fees	9,121,612
Revenue from sales of noncommissionable securities	2,772,496
Interest and dividends	370,721
	63,916,190
Expenses	
Registered representatives' compensation from sales of variable products of affiliates	32,689,469
Registered representatives' compensation from sales of commissionable securities and other advisory services	24,393,921
Compensation and benefits	4,478,019
Other operating expenses	13,229,136
	74,790,545
Loss before income taxes	(10,874,355)
Income tax benefit:	
Federal	(3,699,720)
State	(290,690)
	(3,990,410)
Net loss	$ (6,883,945)

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

	Capital Stock, $1 Par Value	Capital Contributed in Excess of Par Value	Accumulated Deficit	Net Stockholder's Equity
Balance at January 1, 2006	$ 2,295	$ 13,061,430	$ (5,590,642)	$ 7,473,083
Capital Contribution	-	10,000,000	-	10,000,000
Net loss	-	-	(6,883,945)	(6,883,945)
Balance at December 31, 2006	$ 2,295	$ 23,061,430	$ (12,474,587)	$ 10,589,138

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(6,883,945)
Adjustments to reconcile net loss to net cash used in operating activities:		
Noncash charges to income:		
Amortization		261,000
Deferred income taxes		(3,999,826)
(Increase) decrease in:		
Receivables		949,792
Prepaid expenses and other		154,298
Increase (decrease) in:		
Sales commissions and related bonuses payable		324,487
Accounts payable and accrued expenses		4,706,030
Payable to affiliates		412,060
Payable to investment companies		(365,310)
Net cash used in operating activities		(4,441,414)
Cash flows from investing activities:		
Capitalized software		(342,727)
Net cash used in investing activities:		(342,727)
Cash flows from financing activities:		
Capital contributions		10,000,000
Net cash from financing activities:		10,000,000
Net increase in cash and cash equivalents		5,215,859
Cash and cash equivalents, beginning of year		9,206,073
Cash and cash equivalents, end of year	$	14,421,932
Supplemental cash flow information:		
Income taxes received	$	847,094

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

1. Organization

1717 Capital Management Company (the Company) is a wholly-owned subsidiary of Nationwide Provident Holding Company (NPHC), which is wholly-owned by Nationwide Life Insurance Company of America (NLICA). NLICA is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

The Company engages in the distribution of variable life insurance policies, variable annuities, investment company shares, investment trust units, and limited partnership interests. The Company is the principal distributor of variable life insurance policies issued by both NLICA and Nationwide Life and Annuity Company of America (NLACA), a wholly-owned subsidiary of NLICA. The Company is also a distributor of variable life insurance policies and variable annuity contracts issued by NFS' subsidiaries, Nationwide Life Insurance Company (NLIC) and Nationwide Life and Annuity Insurance Company (NLAIC).

2. Significant Accounting Policies

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash deposits and a Federal Home Loan bank note with an original maturity of three months or less. The carrying amount of cash and cash equivalents in the balance sheet approximates its fair value.

Intangible Asset

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS No. 141). SFAS No. 141 requires the application of purchase accounting to be applied to all business combinations, including the allocation of the purchase price to all assets acquired and liabilities assumed. The Company established an intangible asset in the amount of $4,100,000 on October 1, 2002, representing the present value of future income to be generated by existing accounts and all other revenue generating arrangements.

2. Significant Accounting Policies, continued

Intangible Asset, continued

SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), addresses how intangible assets should be accounted for after initial recognition. The Company has determined that the intangible asset is to be amortized over its estimated life of 22 years based upon undiscounted cash flows. The Company evaluates the recoverability and remaining useful life of the intangible asset each reporting period to determine whether events and circumstances warrant impairment to the carrying value or a revision to the remaining period of amortization. The Company completed its annual impairment testing and concluded that there were no impairment losses on existing intangibles in 2006.

Capitalized Software

SOP 98-1, "Accounting for the Costs of Computer Software Developed", requires that companies capitalize qualifying costs related to the "development stage" of internally developed software. The Company monitors costs related to internally developed software to determine if any costs should be capitalized. These capitalized costs primarily include external and internal related development costs that are identifiable, have a determinate life, relate to probable future economic benefits and meet the criteria for recognition as an asset in the financial statements. Once the "development stage" is completed, these capitalized costs are amortized over their estimated useful lives, not to exceed three years (unless otherwise deemed by management) and are reviewed for impairment by management.

Revenue Recognition

Securities transactions (and related revenue from sale of investment company shares, which is reported as revenue from sales of commissionable securities) are recorded on a trade date basis.

The Company receives commissions based on the sales of variable products of affiliates and subsequently pays commissions to the registered representatives. The transactions are recorded when earned. Commission revenue is reported as revenue from sales of variable products of affiliates. Commission expense is reported as registered representatives' compensation from sales of variable products of affiliates.

The Company earns revenue from fee-based asset management programs in which another company manages the investments and financial planning services directly for clients. Fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Investment advisory revenue is reported as investment advisory fees. Investment advisory expense is recognized as incurred and is reported as registered representatives' compensation from sales of commissionable securities and other advisory services.

Investment Income

Dividend and interest income is accrued as earned. Realized gains and losses are recorded on the trade date.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies, continued

Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns commission and concession income. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

The Company derives the majority of its revenues from sales generated by the career agents and personal producing general agents of NLICA and NLACA.

In certain instances, the Company's cash balances exceeded the Federally insured limits of $100,000 per institution.

Income Taxes

The Company is included in the consolidated Federal income tax return of NPHC. The tax benefits resulting from any operating losses by the Company that would be realized by NPHC based on a consolidated return go to the benefit of the Company. In 2008, NFS expects to be able to file a single consolidated federal income tax return with all of its subsidiaries.

A consolidated return is not permitted for state income tax purposes. The Company files separate state income tax returns.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

3. Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined under such provisions. The Rule also requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital. The minimum net capital requirement was $878,945 at December 31, 2006.

At December 31, 2006, aggregate indebtedness was 3.33 times net capital, and net capital amounted to $3,954,617. The amount of net capital in excess of the statutory requirement was $3,075,672 at December 31, 2006.

4. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3 (k)(2)(i).

To qualify for the exemption under Rule 15c3-3 (k)(2)(i), the Company is prohibited from carrying margin accounts; must promptly transmit all customer funds and deliver all securities received in connection with its activities as the broker or dealer, must not otherwise hold funds or securities for, or owe money or securities to, customers and must effectuate all financial transactions between the Company and its customers through one or more bank accounts designated as Special Account for the Exclusive Benefit of Customers of the Company.

5. Related Party Transactions

The Company has entered into cost sharing agreements with Nationwide Mutual Insurance Company (NMIC), majority owner of NFS, and other affiliates, including NLICA, as a part of its ongoing operations. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration, and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. The Company incurred expenses under these agreements of $17,554,737 in 2006 for these services.

During 2006, the Company reported revenue and related commission expense for sales of the following NLICA, NLACA, NLIC and NLAIC products:

NLICA variable life	$15,272,626
NLACA variable life	1,592,867
NLIC and NLAIC variable life	5,798,659
NLIC and NLAIC variable annuities	10,025,316
	$32,689,469

NPHC made capital contributions to the Company totaling $10,000,000 during 2006.

6. Intangible Asset

At December 31, 2006, the gross carrying amount of the intangible asset was $4,100,000 and the accumulated amortization was $1,208,000. Amortization is based upon an expected life of 22 years. The amortization expense for the year ended December 31, 2006 was $261,000. Estimated amortization expense for the next five years is as follows:

For year ended 12/31/2007	$248,000
For year ended 12/31/2008	$236,000
For year ended 12/31/2009	$224,000
For year ended 12/31/2010	$213,000
For year ended 12/31/2011	$202,000

The Company completed its annual impairment testing and concluded that there were no impairment losses on existing intangibles in 2006.

7. Income Taxes

The income tax benefit for 2006 was as follows:

Current tax expense (benefit):	
Federal	$ (2,159)
State and local	11,575
Total current tax expense	9,416
Deferred tax benefit:	
Federal	(3,697,561)
State	(302,265)
Total deferred tax benefit	(3,999,826)
Total tax benefit	$ (3,990,410)

The benefit for income taxes differs from the amount of income tax benefit determined by applying the applicable statutory Federal income tax rate to pretax loss (including the state tax benefit) as a result of the following differences:

Federal income tax at statutory rate	$ (3,704,283)
Increase (decrease) in effective rate resulting from:	
State and local taxes	(290,690)
Meals and entertainment and other adjustments	4,563
Total tax benefit	$ (3,990,410)

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

NOTES TO FINANCIAL STATEMENTS

7. Income Taxes, continued

Significant components of the Company's deferred tax assets and liabilities at December 31, 2006 are as follows:

Deferred tax assets:	
State net operating loss carryforward	$ 1,329,896
Federal net operating loss carryforward	1,753,996
Reserve for litigation	1,906,481
Total gross deferred tax assets	4,990,373
Less valuation allowance	(1,329,896)
Net deferred tax assets	3,660,477
Deferred tax liabilities:	
Intangible asset	(1,012,200)
Gross deferred tax liability	(1,012,200)
Net deferred tax asset	$ 2,648,277

A valuation allowance is required to be established for any portion of the deferred tax asset that management believes is more likely than not that it will not be realized. The Company has state net operating loss carry-forwards (which have a 20 year carry-forward), the tax effect of which was $1,329,896 at December 31, 2006. As a result of carryforward limitations, a valuation allowance has been established against the entire balance at December 31, 2006. The increase in the valuation allowance during 2006 was $469,033. Management of the Company believes that it is more likely than not that the federal deferred tax assets will be realized upon the ability of the Company to file a consolidated federal income tax return with its ultimate parent, NFS, in 2008, as there will be sufficient taxable income in the consolidated return to utilize the Company's federal tax assets.

8. Agreement With Carrying Broker

The Company has entered into an agreement with a broker (the carrying broker) to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The carrying broker remits commission revenue to the Company net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the carrying broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2006.

9. Contingencies

The Company is a defendant, often in connection with NLICA and/or other affiliated entities, in lawsuits related to its securities business. NLICA has agreed to indemnify the Company for losses, if any, resulting from these lawsuits in excess of $30,000, per occurrence. The Company accrues under SFAS No. 5, "Accounting for Contigencies", its gross liability for the occurrences. This action prevents any unfavorable outcome arising from the lawsuits having a material effect on the financial condition of the Company.

9. Contingencies, continued

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has been the subject of increasing scrutiny by regulators, legislators and the media over the past three years. Numerous regulatory agencies, including the SEC and the NASD, have commenced industry-wide investigations regarding issues in connection with sales practices for variable insurance contracts, and have commenced enforcement actions against some companies on those issues. The Company has been contacted by regulatory agencies with respect to variable product sales practices, and is cooperating and responding to such inquiries.

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2006

COMPUTATION OF NET CAPITAL

1.	Total ownership of equity from balance sheet	$ 10,589,138
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	10,589,138
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	10,589,138
6.	Deductions and/or charges:	
	A. Total nonallowable assets from Schedule of Nonallowable Assets	(6,603,111)
	B. Other (deductions) and/or charges	(29,424)
7.	Other additions and/or credits	-
8.	Net capital before haircuts on securities positions	3,956,603
9.	Haircuts on securities:	
	C. Treasury bill	-
	D. Security Positions	(1,986)
10.	Net capital	$ 3,954,617

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$ 878,945
12.	Minimum net capital requirement of reporting broker	250,000
13.	Net capital requirement (greater of line 11 or 12)	878,945
14.	Excess net capital (line 10 less line 13)	3,075,672
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	$ 2,636,200

Continued

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly-Owned Subsidiary of Nationwide Provident Holding Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934, Continued

December 31, 2006

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from balance sheet	$	13,184,180
17.	Add drafts for immediate credit		-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19.	Total aggregate indebtedness	$	13,184,180
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		333%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation prepared by 1717 Capital Management Company included in the Firm's unaudited Part II FOCUS Report filing as of the same date.

SCHEDULE OF NONALLOWABLE ASSETS (LINE 6A)

Intangible assets	$	2,892,000
Receivables from investment companies, brokers and dealers, affiliates and others		3,159,057
Prepaid expenses and other		552,054
Total line 6A	$	6,603,111

See accompanying independent auditors' report.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499


SEC MAIL PROCESSING
RECEIVED
MAR
WASH, DC

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Audit Committee of the Board of Directors
1717 Capital Management Company:

In planning and performing our audit of the financial statements of 1717 Capital Management Company (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, PA
February 27, 2007

END